ROSS MILLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4520 (775) 684-5708 Website: www.nvsos.gov

Certificate of Change (PURSUANT TO NRS 78.209)

Certificate of Change filed Pursuant to NRS-78.209
For Nevada Profit Corporations

1.           Name of corporation:   TransAtlantic Capital Inc.

2.          The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3.           The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 700,000,000 commom stock having a par value of $0.001 per share, 50,000,000 preferred shares having a par value of $0.001 per share.

4.           The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 700,000,000 commom stock having a par value of $0.001 per share, 50,000,000 preferred shares having a par value of $0.001 per share.

5.           The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: Each one hundred fifty (150) shares of Common Stock ("Old Stock") issued and outstanding shall automatically be changed and reclassified into one (1) share of Common Stock ("New Stock").

6.           The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: Any owner of less than a hundred full share of New Stock shall be entitled to the next highest number of a hundred full shares of New Stock in lie of such fractional share.

7.           Effective date and time of filing: (optional)  Date: 5/28/14 Time: 5:22 PM EST
8.           Officer Signature (Required):

/s/Joshua Griggs
Joshua Griggs
President & Chairman of the Board